EMAIL: SFELDMAN@OLSHANLAW.COM DIRECT DIAL: 212.451.2234

April 30, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Esq.
    Branch Chief – Legal

Re:	Code Rebel Corporation
Amendment No. 1 to Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Code Rebel Corporation, a Delaware corporation (the “Company”), we hereby submit in electronic format for filing through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of the captioned Amendment No. 1 of the Registration Statement on Form S-1 (the “Amendment”), for the registration of 2,000,000 shares of the Company’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

This letter also responds to the comments received from the staff of the SEC in its comment letter dated April 17, 2015 with respect to the Registration Statement on Form S-1 filed by the Company on March 27, 2015.

Courtesy copies of this letter and the Registration Statement, together with all exhibits, are being provided directly to the staff for its convenience (attention: Mitchell Austin, Esq., Staff Attorney) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto.  All page numbers referred to in this letter correspond to the page numbers of the Registration Statement.

Certain Relationships and Related Party Transactions, page 53

1.
We note your response to prior comment 7 that the sales price of the office space you sold to Bump Networks was determined based on an opinion of the market value of the property provided by ACM Consultants, Inc. Please file a written consent of ACM Consultants as an exhibit to the registration statement or advise. Refer to Securities Act Rule 436(b). For additional guidance, please consider Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response:  As requested by the staff, the Consent of ACM Consultants, Inc. is being filed herewith as Exhibit 23.3 to the Amendment.

Report of Independent Registered Public Accounting Firm, page F-2

2.
We note that the auditor’s opinion references the financial reporting framework “accounting principles accepted in the United States of America.” Please revise to include an auditor’s report with an opinion referencing the financial reporting framework “accounting principles generally accepted in the United States of America.” Refer to AU-C Section 700.A31.

Response:  As requested by the staff, the auditor’s opinion has been revised to reference the financial reporting framework of “accounting principles generally accepted in the United States of America.”  See page F-2.

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

The Company expects that the current pricing information in the Amendment is final, and the Company does not expect to rely on Rule 430A.  Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and Burnham Securities on Friday of this week or Monday of next week.  Such requests are expected to ask for acceleration of effectiveness of the Registration Statement to 9:30 a.m. on May 5, 2015, or as soon thereafter as is practicable.  The request of Burnham Securities will include the representation from the underwriters with respect to compliance with Rule 15c2-8.  A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon its receipt.  The request of the Company will acknowledge the SEC’s position with respect to declaration of effectiveness and staff comments.  We believe that all other supplemental information requested by the staff has been provided.

April 30, 2015

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:           Mitchell Austin, Esq.
Mr. Arben Kryeziu
Mr. Reid Dabney
Mr. Lawrence Lichter
Mr. Hugh Dunkerley